529 Fifth Avenue  |  8th Floor  |  New York, NY 10017

July 30, 2010

VIA EDGAR AND FACSIMILE

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE, Mail Stop 4561
Washington, D.C. 20549
Attention: Ms. Peggy Kim

Re:	Bonds.com Group, Inc. Schedule TO-I Filed June 30, 2010 File No. 005-80545

Dear Ms. Kim:

We have reviewed the comments set forth in your letter dated July 7, 2010 regarding Bonds.com Group, Inc.’s (the “Company”) Tender Offer Statement on Schedule TO (referred to in this response letter as the “Schedule TO”).  Our responses are set forth below.  For ease of reference, we have included the text of your original comment in bold prior to our response.  Capitalized terms that are used in this response letter and not defined are intended to have the meaning given to them in the Company’s Offer to Exchange filed with the Schedule TO.  We propose to revise our filing after we have had further comment and dialogue with the Staff regarding the Staff’s comments and our responses below.

Offer to Exchange

General

1.
Please advise us as to whether you believe each of the November 2007 Warrants, September 2008 Warrants, March 2009 Warrant, April 2009 Warrants, September 2009 Warrants, November 2009 Warrants, December 2009 Ordinary Warrants, December 2009 Additional Warrants, December 21009 License Warrants, January 2010 Warrants, January 2010 Lender Warrant, May 2010 Warrants and June 2010 Warrants is a separate class of subject security for purposes of Rule 13e-4 and Regulation 14E. Section 12(g)(5) of the Exchange Act defines a "class" as including all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges. Please advise us of the differing characteristics, rights and privileges of each type of warrant that support your belief that the warrants are separate classes, including any differing designation in your charter or governing documents, whether they were issued under the same or different plans or agreements, and their treatment for tax and accounting purposes. If you are conducting separate exchange offers, please revise throughout your offering document to indicate that each warrant exchange offer constitutes a separate tender offer for a separate class of security and revise to state the maximum amount of securities from each class that may be exchanged.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

Response – Separate Class of Security

We respectfully believe each of the November 2007 Warrants, September 2008 Warrants, March 2009 Warrant, April 2009 Warrants, September 2009 Warrants, November 2009 Warrants, December 2009 Ordinary Warrants, December 2009 Additional Warrants, December 21009 License Warrants, January 2010 Warrants, January 2010 Lender Warrant, May 2010 Warrants and June 2010 Warrants is a separate class of securities for purposes of Rule 13e-4 and Regulation 14E.  Set forth below is a discussion of the different characteristics, rights and privileges of each type of warrant.

November 2007 Warrants

The November 2007 Warrants are warrants that represent the right to purchase an aggregate of up to 4,658,225 shares of the Company’s common stock.  These warrants were issued as part of our merger with a predecessor, and were not issued pursuant to the same plan or arrangement as any other of our warrants.  These warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.66 per share.
●	A 5 year term and an expiration date in November 2012.
●	They may not be exercised through a net exercise or cashless exercise provision – a cash exercise price must be paid.
●	They do not have price-based antidilution protection.
●	They are governed by New York law.
●
They may be amended only with the consent of holders of warrants representing the right to purchase a majority of the shares of common stock underlying all of the November 2007 Warrants then outstanding.

We consider these warrants to be substantially different from all of the Company’s other warrants, among other reasons, because none of the Company’s other warrants have the same exercise price.  The Company’s other warrants have exercise prices that range from approximately 43% lower than the exercise price of these warrants to approximately 127% higher than the exercise price of these warrants.  The warrants with the closest exercise prices are the September 2008 Warrants – which have an exercise price approximately 30% lower than the exercise price for these warrants – and the first tranche of the December 2009 License Warrants – which have an exercise price that is approximately 24% lower than the exercise price for these warrants.  Additionally, the exercise period, expiration date and governing law of these warrants differ from a number of our other warrants, these warrants lack a cashless exercise provision and price-based antidilution protection and these warrants may be amended only with the consent of holders of these warrants representing a majority of the shares issuable thereunder (no holders of any other warrants have the right to be involved or solicited in any amendment of these warrants).  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

September 2008 Warrants

The September 2008 Warrants are warrants that represent the right to purchase an aggregate of up to 1,627,114 shares of our common stock.  These warrants were issued by the Company to purchasers of two-year senior secured promissory notes in connection with a private placement.  When issued, these warrants were sold as a portion of “units” consisting of both these warrants and the senior secured promissory notes referenced above.  None of our other warrants were issued pursuant to the same agreement as these warrants.  These warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.46875 per share.
●	A 5 year term and an expiration date in September 2013.
●	They may not be exercised through a cashless exercise provision.
●	They do not have price-based antidilution protection.
●	They are governed by Florida law.
●
They may be amended only with the consent of holders of warrants representing the right to purchase a majority of the shares of common stock underlying all of the September 2008 Warrants then outstanding.

We consider these warrants to be substantially different than all of the Company’s other warrants, among other reasons, because only the Company’s April 2009 Warrants have the same exercise price.  The Company’s other warrants have exercise prices that range from approximately 20% lower than the exercise price of these warrants to approximately 220% higher than the exercise price of these warrants.

These warrants differ substantially from the Company’s April 2009 Warrants because, among other reasons, they have an expiration date that is approximately seven months earlier.  We believe this is a substantial difference.  Among other things, when the objective, contract-based terms of these warrants are applied to a “Black-Scholes” model and all other assumptions are consistent, the shorter remaining exercise period causes these warrants to have a materially lower value.  We believe that when the consistent application of a widely-used and well accepted valuation methodology causes two instruments to have materially different valuations due to no factor other than the relative rights of such instruments, it is a strong indicator that the instruments do not share substantially similar rights and preferences and are therefore different classes of securities.  The September 2008 Warrants also differ substantially from the April 2009 Warrants in that they were issued pursuant to different agreements and may only exercised be amended by a different group of holders.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

Additionally, the governing law of these warrants differs from a number of our other warrants, these warrants lack a cashless exercise provision and price-based antidilution protection and these warrants may be amended only with the consent of holders of these warrants representing a majority of the shares issuable thereunder (no holders of any other warrants have the right to be involved or solicited in any amendment of these warrants).  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

March 2009 Warrant

The March 2009 Warrant is a single warrant that represents the right to purchase an aggregate of up to 1,070,000 shares of our common stock.  This warrant was issued to a lender in connection with a one-year promissory note that has since been repaid.  None of our other warrants were issued pursuant to the same agreement.  However, our January 2010 Lender Warrant was issued to the same holder as a consent fee, but not as a requirement under the loan agreement covering this warrant.  This warrant has the following additional principal terms and characteristics:

●	An exercise price of $0.375 per share.
●
Prior to the repayment of the related promissory note, this warrant had a reset provision pursuant to which the exercise price would be reduced to $0.0001 per share upon certain defaults under the promissory note issued to the holder.  That reset provision effectively terminated upon the repayment of such promissory note.

●	A 5 year term and an expiration date in March 2014.
●	This warrant includes a cashless exercise provision.
●	This warrant does not have price-based antidilution protection.
●	This warrant is governed by Delaware law.
●	This warrant may be amended only with the consent of the holder.

This warrant differs substantially from all of the Company’s other warrants because, among other reasons, it contained the reset provision noted above, and none of our other warrants have any similar provision.  Additionally, this warrant has an expiration date that is substantially different than the expiration date of all of the Company’s other warrants, except the April 2009 Warrants.  As noted above under our discussion of the September 2009 Warrants, we believe that different expiration dates and the resulting different remaining exercise periods are substantial differences.  This warrant differs substantially from our April 2009 Warrants due to the significant difference in exercise prices between this Warrant and the April 2009 Warrants.

Additionally, the exercise price, cashless exercise feature, lack of price-based antidilution protection and governing law provisions are different than those of a number of our other warrants, and this warrant may be amended only with the consent of the holder (no holders of any other warrants have the right to be involved or solicited in any amendment of these warrants).  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

April 2009 Warrants

The April 2009 Warrants are warrants that represent the right to purchase an aggregate of up to 383,336 shares of our common stock.  These warrants were issued by the Company to purchasers of two-year senior secured promissory notes in connection with a private placement.  When issued, these warrants were sold as a portion of “units” consisting of both these warrants and the senior secured promissory notes referenced above.  None of our other warrants were issued pursuant to the same agreement as these warrants.  These warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.46875 per share.
●	A 5 year term and an expiration date in April 2014.
●	They may not be exercised through a net exercise or cashless exercise provision – a cash exercise price must be paid.
●	They do not have price-based antidilution protection.
●	They are governed by Florida law.
●	They may be amended only with the consent of holders of warrants representing the right to purchase a majority of the shares of common stock underlying all of the April 2009 Warrants then outstanding.

We consider these warrants to be substantially different than all of the Company’s other warrants, among other reasons, because only the Company’s September 2008 Warrants have the same exercise price.  The Company’s other warrants have exercise prices that range from approximately 20% lower than the exercise price of these warrants to approximately 220% higher than the exercise price of these warrants.

These warrants differ substantially from the Company’s September 2008 Warrants because, among other reasons, they have an expiration date that is approximately seven months later.  For the same reasons noted in our discussion of the September 2008 Warrants above, we believe this is a substantial difference.  The April 2009 Warrants also differ substantially from the September 2008 Warrants in that they were issued pursuant to different agreements and may only exercised be amended by a different group of holders.

Additionally, the governing law of these warrants differs from a number of our other warrants, these warrants lack a cashless exercise provision and price-based antidilution protection and these warrants may be amended only with the consent of holders of these warrants representing a majority of the shares issuable thereunder (no holders of any other warrants have the right to be involved or solicited in any amendment of these warrants).  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

September 2009 Warrants

The September 2009 Warrants are warrants that represent the right to purchase an aggregate of up to 10,597,000 shares of our common stock, and they consist of instruments titled “Ordinary Purchase Rights” and “Special Purchase Rights” which were issued at a closing that took place in September 2009.  Both the Ordinary Purchase Rights and Special Purchase Rights were issued pursuant to a Unit Purchase Agreement, dated August 28, 2009 (the “August 2009 Unit Purchase Agreement”).  These warrants were issued to a single investor (though that investor assigned a portion of these warrants to affiliates).  The portion of these warrants represented by the “Ordinary Purchase Rights” were issued pursuant to the August 2009 Unit Purchase Agreement as one part of “units” consisting of the Ordinary Purchase Rights and shares of our common stock.  The November 2009 Warrants, a portion of the December 2009 Warrants and the December 2009 Additional Warrants also were issued pursuant to the August 2009 Unit Purchase Agreement.  None of our other warrants were issued pursuant to the August 2009 Unit Purchase Agreement.  These warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.375 per share.
●	A 3 year term and an expiration date in September 2012.
●	These warrants include a cashless exercise provision.
●
These warrants have price-based antidilution protection, such that the exercise price of these warrants is automatically reduced to any lower price at which the Company may sell shares of its common stock (subject to limited exceptions).

●	These warrants are governed by Florida law.
●	These warrants may be amended only with the consent of the holder.
●
Due to the price-based antidilution protection provisions of these warrants (also known as “down-round provisions”) and in accordance with the Contracts in Entity’s Own Equity Topic of FASB ASC 815-40-15, we are required to recognize these warrants as liabilities at their respective fair values on each reporting date.  This liability is recorded as a current liability on our consolidated balance sheets on the line item “Liability under derivative financial instruments,” and changes in the value of these warrants are recorded on our consolidated statement of operations as Other income (expense) on the line item “unrealized gain (or loss) on derivative financial instruments and investment securities.”

We consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants, May 2010 Warrants and June 2010 Warrants, among other reasons, because none of those warrants have price-based antidilution protection.  Additionally, due to this difference, each of those other warrants has a substantially different accounting treatment on the Company’s financial statements.  We also consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants and June 2010 Warrants, among other reasons, because these warrants have a significantly different exercise price than each of those other warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

We consider these warrants to be substantially different from the Company’s March 2009 Warrant and January 2010 Lender Warrant, among other reasons, because those warrants do not contain price-based antidilution protection.  They formerly contained a price reset provision as discussed above, but it was triggered based on certain defaults of the promissory note formerly held by the holder of the March 2009 Warrant and January 2010 Lender Warrant – which is substantially different than the “price protection” afforded by the price-based antidilution protection of these warrants.

We consider these warrants to be substantially different from our November 2009 Warrants, December 2009 Ordinary Warrants, December 2009 Additional Warrants and January 2010 Warrants, among other reasons, because they each have different expiration dates and different resulting remaining exercise periods.  As noted above, we believe this is a substantial difference.  For example, as a result of these differing remaining exercise periods, the “Black-Scholes’” estimated value of the September 2009 Warrants is different than the “Black-Scholes’” estimated value of the December 2009 Ordinary Warrants and January 2010 Warrants by approximately 8%.  As discussed above, we believe the fact that these different terms result in materially different valuations under the widely-accepted “Black-Scholes” model is a strong indicator that the instruments are substantially different and therefore different classes of securities.  Additionally, the December 2009 Additional Warrants are subject to a number of restrictions and a variable exercise period discussed below, both of which are substantial differences.

Additionally, the governing law and cashless exercise features of these warrants differ from a number of our other warrants, and these warrants were issued pursuant to a different agreement than most of our other tranches of warrants.  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Finally, in the event the Staff does not concur with our view that the September 2009 Warrants are substantially different from the November 2009 Warrants, we note that holders of both tranches of warrants will receive the same conversion ratio of warrant-shares for shares of our common stock in the Company’s exchange offer.  As a result, we respectfully submit that the treatment of these two classes or tranches of warrants complies with Rule 13e-4(f)(8)(ii).

November 2009 Warrants

The November 2009 Warrants are warrants that represent the right to purchase an aggregate of up to 9,597,000 shares of our common stock, and they consist of instruments titled “Ordinary Purchase Rights” which were issued in November 2009 pursuant to the August 2009 Unit Purchase Agreement.  These warrants were issued to a single investor (though that investor assigned a portion of these warrants to affiliates).  These warrants were issued as one part of “units” consisting of the Ordinary Purchase Rights and shares of our common stock.  The September 2009 Warrants, a portion of the December 2009 Warrants and the December 2009 Additional Warrants also were issued pursuant to the August 2009 Unit Purchase Agreement.  None of our other warrants were issued pursuant to the August 2009 Unit Purchase Agreement.  These warrants have the following additional principal terms and characteristics:

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

●	An exercise price of $0.375 per share.
●	A 3 year term and an expiration date in November 2012.
●	These warrants include a cashless exercise provision.
●
These warrants have price-based antidilution protection, such that the exercise price of these warrants is automatically reduced to any lower price at which the Company may sell shares of its common stock (subject to limited exceptions).

●	These warrants are governed by Florida law.
●	These warrants may be amended only with the consent of the holder.
●
Due to the price-based antidilution protection provisions of these warrants (also known as “down-round provisions”) and in accordance with the Contracts in Entity’s Own Equity Topic of FASB ASC 815-40-15, we are required to recognize these warrants as liabilities at their respective fair values on each reporting date.  This liability is recorded as a current liability on our consolidated balance sheets on the line item “Liability under derivative financial instruments,” and changes in the value of these warrants are recorded on our consolidated statement of operations as Other income (expense) on the line item “unrealized gain (or loss) on derivative financial instruments and investment securities.”

We consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants, May 2010 Warrants and June 2010 Warrants, among other reasons, because none of those warrants have price-based antidilution protection.  Additionally, due to this difference, each of those other warrants has a substantially different accounting treatment on the Company’s financial statements.  We also consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants and June 2010 Warrants, among other reasons, because these warrants have a significantly different exercise price than each of those other warrants.

We consider these warrants to be substantially different from the Company’s March 2009 Warrant and January 2010 Lender Warrant, among other reasons, because those warrants do not contain price-based antidilution protection.  They formerly contained a price reset provision as discussed above, but it was triggered based on certain defaults of the promissory note formerly held by the holder of the March 2009 Warrant and January 2010 Lender Warrant – which is substantially different than the “price protection” afforded by the price-based antidilution protection of these warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

We consider these warrants to be substantially different from our September 2009 Warrants, December 2009 Ordinary Warrants, December 2009 Additional Warrants and January 2010 Warrants, among other reasons, because they each have different expiration dates and different resulting remaining exercise periods.  As noted above, we believe this is a substantial difference.  For example, as a result of these differing remaining exercise periods, the “Black-Scholes’” estimated value of the November 2009 Warrants is different than the “Black-Scholes’” estimated value of the December 2009 Ordinary Warrants and January 2010 Warrants by approximately 8%.  Additionally, the December 2009 Additional Warrants are subject to a number of restrictions and a variable exercise period discussed below, both of which are substantial differences.

Additionally, the governing law and cashless exercise features of these warrants differ from a number of our other warrants, and these warrants were issued pursuant to a different agreement than most of our other tranches of warrants.  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Finally, in the event the Staff does not concur with our view that the November 2009 Warrants are substantially different from the September 2009 Warrants, we note that holders of both tranches of warrants will receive the same conversion ratio of warrant-shares for shares of our common stock in the Company’s exchange offer.  As a result, we respectfully submit that the treatment of these two classes or tranches of warrants complies with Rule 13e-4(f)(8)(ii).

December 2009 Ordinary Warrants

The December 2009 Warrants are warrants that represent the right to purchase an aggregate of up to 28,791,000 shares of our common stock, and they consist of instruments titled “Ordinary Purchase Rights” which were issued in December 2009.  16,218,930 of these warrants were issued to a single investor (though that investor assigned a portion of these warrants to affiliates) pursuant to the August 2009 Unit Purchase Agreement described above under “September 2009 Warrants” and 12,572,070 were issued pursuant to separate Unit Purchase Agreement, dated December 31, 2009, with a different investor (the “December 2009 Unit Purchase Agreement”).  All of these warrants were issued as one part of “units” consisting of the Ordinary Purchase Rights and shares of our common stock.  The September 2009 Warrants, the November 2009 Warrants, a portion of these December 2009 Warrants and the December 2009 Additional Warrants also were issued pursuant to the August 2009 Unit Purchase Agreement.  The remaining portion of the December 2009 Warrants and the January 2010 Warrants were issued pursuant to the December 2009 Unit Purchase Agreement.  None of our other warrants were issued pursuant to either the August 2009 Unit Purchase Agreement or the December 2009 Unit Purchase Agreement.  These warrants have the following additional principal terms and characteristics:

●           An exercise price of $0.375 per share.
●           A 3 year term and an expiration date in December 2012.
●           These warrants include a cashless exercise provision.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

●
These warrants have price-based antidilution protection, such that the exercise price of these warrants is automatically reduced to any lower price at which the Company may sell shares of its common stock (subject to limited exceptions).

●
The portion of these warrants issued pursuant to the August 2009 Unit Purchase Agreement are governed by Florida law, and the portion of these warrants issued pursuant to the December 2009 Unit Purchase Agreement are by New York law (pursuant to the terms of the Unit Purchase Agreement).

●	These warrants may be amended only with the consent of the holder.
●
Due to the price-based antidilution protection provisions of these warrants (also known as “down-round provisions”) and in accordance with the Contracts in Entity’s Own Equity Topic of FASB ASC 815-40-15, we are required to recognize these warrants as liabilities at their respective fair values on each reporting date.  This liability is recorded as a current liability on our consolidated balance sheets on the line item “Liability under derivative financial instruments,” and changes in the value of these warrants are recorded on our consolidated statement of operations as Other income (expense) on the line item “unrealized gain (or loss) on derivative financial instruments and investment securities.”

We consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants, May 2010 Warrants and June 2010 Warrants, among other reasons, because none of those warrants have price-based antidilution protection.  Additionally, due to this difference, each of those other warrants has a substantially different accounting treatment on the Company’s financial statements.  We also consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants and June 2010 Warrants, among other reasons, because these warrants have a significantly different exercise price than each of those other warrants.

We consider these warrants to be substantially different from the Company’s March 2009 Warrant and January 2010 Lender Warrant, among other reasons, because those warrants do not contain price-based antidilution protection.  They formerly contained a price reset provision as discussed above, but it was triggered based on certain defaults of the promissory note formerly held by the holder of the March 2009 Warrant and January 2010 Lender Warrant – which is substantially different than the “price protection” afforded by the price-based antidilution protection of these warrants.

We consider these warrants to be substantially different from our September 2009 Warrants, November 2009 Warrants, December 2009 Additional Warrants and January 2010 Warrants, among other reasons, because they each have different expiration dates and different resulting remaining exercise periods.  As noted above, we believe this is a substantial difference.  For example, as a result of these differing remaining exercise periods, the “Black-Scholes’” estimated value of the December 2009 Ordinary Warrants is different than the “Black-Scholes’” estimated value of the September 2009 Warrants and November 2009 Warrants by approximately 7%.  As discussed above, we believe the fact that these different terms result in materially different valuations under the widely-accepted “Black-Scholes” model is a strong indicator that the instruments are substantially different and therefore different classes of securities.  Additionally, the December 2009 Additional Warrants are subject to a number of restrictions and a variable exercise period discussed below, both of which are substantial differences.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

Additionally, the governing law and cashless exercise features of these warrants differ from a number of our other warrants, and these warrants were issued pursuant to a different agreement than most of our other tranches of warrants.  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Finally, in the event the Staff does not concur with our view that the December 2009 Ordinary Warrants are substantially different from the January 2010 Warrants, we note that holders of both tranches of warrants will receive the same conversion ratio of warrant-shares for shares of our common stock in the Company’s exchange offer.  As a result, we respectfully submit that the treatment of these two classes or tranches of warrants complies with Rule 13e-4(f)(8)(ii).

December 2009 Additional Warrants

The December Additional 2009 Warrants are warrants that represent the right to purchase an aggregate of up to 22,208,914 shares of our common stock, and they consist of instruments titled “Additional Purchase Rights.”  These warrants were issued to a single investor (though that investor assigned all of these warrants to affiliates) in December 2009 pursuant to the August 2009 Unit Purchase Agreement.  The September 2009 Warrants, the November 2009 Warrants and a portion of these December 2009 Warrants also were issued pursuant to the August 2009 Unit Purchase Agreement.  None of our other warrants were issued pursuant to the August 2009 Unit Purchase Agreement.

The exercise of the December 2009 Additional Warrants is subject to a material restriction and contingency.  The December 2009 Additional Warrants may only be exercised if and to the extent derivative securities outstanding as of September 2, 2009 are exercised by the holders thereof.  Those derivative securities are specifically identified on a schedule to the December 2009 Additional Warrants (the “Referenced Securities”).  If any of the Referenced Securities are exercised, the holder of the December 2009 Additional Warrants may exercise the December 2009 Additional Warrants to purchase a number of shares of our common stock equal to the same number of shares of our common stock issued as a result of the exercise of the Reference Rights.  The exercise period for the December 2009 Additional Warrants lasts for a period of three years beginning on the date the Referenced Securities are exercised.  Accordingly, the actual term and expiration date of the December 2009 Additional Warrants is currently undetermined, and it will vary depending upon the dates, if any, that different Referenced Securities are actually exercised.  If some or all of the Referenced Securities terminate or otherwise are not exercised, then the December 2009 Additional Warrants may not be exercised with respect to the portion thereof related to the Referenced Securities that terminate or are not exercised.  None of our other warrants are subject to this substantial restriction and contingency, and none of our other warrants have undetermined or variable expiration dates.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

The December 2009 Additional Warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.375 per share.
●	These warrants include a cashless exercise provision.
●
These warrants have price-based antidilution protection, such that the exercise price of these warrants is automatically reduced to any lower price at which the Company may sell shares of its common stock (subject to limited exceptions).

●	These warrants are governed by Florida law.
●	These warrants may be amended only with the consent of the holder.
●
Due to the price-based antidilution protection provisions of these warrants (also known as “down-round provisions”) and in accordance with the Contracts in Entity’s Own Equity Topic of FASB ASC 815-40-15, we are required to recognize these warrants as liabilities at their respective fair values on each reporting date.  This liability is recorded as a current liability on our consolidated balance sheets on the line item “Liability under derivative financial instruments,” and changes in the value of these warrants are recorded on our consolidated statement of operations as Other income (expense) on the line item “unrealized gain (or loss) on derivative financial instruments and investment securities.”

We consider these warrants to be substantially different than all of the Company’s other warrants because, among other reasons, they contain the restriction and contingency described above, and differ in other respects from a number of our other classes of warrants.

December 2009 License Warrants

The December 2009 License Warrants are warrants that represent the right to purchase up to an aggregate of 20,000,000 shares of our common stock.  These warrants were issued to three related providers of  intellectual property to the Company.  These warrants were issued in connection with an amendment to a licensing agreement with such providers and an agreement with such providers regarding our possible acquisition of ownership of the intellectual property we license from them.  Pursuant to the terms of these warrants, if the warrants or shares issued on exercise of these warrants achieve a value of $20,000,000 or more (net of the exercise price), the holders of the warrant shall be deemed to automatically transfer and assign to the Company the intellectual property we license from them.

These warrants have three separate tranches, with each tranche having a different exercise price.  The first tranche relates to the right to purchase 5,000,000 shares of our common stock at an exercise price of $0.50 per share, the second tranche relates to the right to purchase 10,000,000 shares of our common stock at an exercise price of $1.00 per share, and the third tranche relates to the right to purchase 5,000,000 shares of our common stock at an exercise price of $1.50 per share.  None of our other warrants have the same exercise price as any of the three tranches of this warrant.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

Additionally, these warrants are subject to vesting in the following manner: 1,666,666.7 shares of the first tranche of warrants vest every month until all of the first tranche is vested, then 1,666,666.7 shares of the second tranche vest every month until all of the second tranche is vested, and then 1,666,666.7 shares of the third tranche vest every month until all of the third tranche is vested.  If at any time (a) the principal of these intellectual property providers ceases providing services to the Company for a period of 60 days, (b) the Company ceases using the licensed intellectual property, or (c) the intellectual property providers breach certain provisions of their arrangement with the Company or such provisions lapse or terminate by their terms, then all unvested warrants shall be cancelled.  None of our other warrants are subject to these or similar vesting conditions.

The December 2009 License Warrants have the following additional principal terms and characteristics:

●	These warrants include a cashless exercise provision.
●	To the extent they vest and are not terminated, these warrants have a three year term and an expiration date in December 2012.
●	These warrants do not have price-based antidilution protection.
●	These warrants are governed by New York law.
●	These warrants may be amended only with the consent of the holder.

We consider each of the three tranches of these warrants to be separate classes of securities because they are substantially different than all of the other warrants and from each other.  These three tranches of warrants are substantially different from each other because they each have a substantially different exercise price and because they vest at different times.  All three classes of these warrants are substantially different from all of the Company’s other warrants because they each have a substantially different exercise price than any of the Company’s other warrants (except that the second tranche of these warrants have the same exercise price as the June 2010 Warrants), because they are subject to significant vesting terms that none of our other warrants are subject to and they embed our automatic right to acquire from the holder certain intellectual property when and if these warrants or the underlying shares of our common stock exceed a predetermined value.

January 2010 Warrants

The January 2010 Warrants are warrants that represent the right to purchase an aggregate of up to 9,784,650 shares of our common stock, and they consist of instruments titled “Ordinary Purchase Rights” which were issued in January 2010 to a single investor pursuant to the December 2009 Unit Purchase Agreement.  These warrants were issued as one part of “units” consisting of the Ordinary Purchase Rights and shares of our common stock.  A portion of the December 2009 Warrants also were issued pursuant to the December 2009 Unit Purchase Agreement.  None of our other warrants were issued pursuant to the December 2009 Unit Purchase Agreement.  These warrants have the following additional principal terms and characteristics:

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

●	An exercise price of $0.375 per share.
●	A 3 year term and an expiration date in January 2013.
●	These warrants include a cashless exercise provision.
●
These warrants have price-based antidilution protection, such that the exercise price of these warrants is automatically reduced to any lower price at which the Company may sell shares of its common stock (subject to limited exceptions).

●	These warrants are by New York law.
●	These warrants may be amended only with the consent of the holder.
●
Due to the price-based antidilution protection provisions of these warrants (also known as “down-round provisions”) and in accordance with the Contracts in Entity’s Own Equity Topic of FASB ASC 815-40-15, we are required to recognize these warrants as liabilities at their respective fair values on each reporting date.  This liability is recorded as a current liability on our consolidated balance sheets on the line item “Liability under derivative financial instruments,” and changes in the value of these warrants are recorded on our consolidated statement of operations as Other income (expense) on the line item “unrealized gain (or loss) on derivative financial instruments and investment securities.”

We consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants, May 2010 Warrants and June 2010 Warrants, among other reasons, because none of those warrants have price-based antidilution protection.  Additionally, due to this difference, each of those other warrants has a substantially different accounting treatment on the Company’s financial statements.  We also consider these warrants to be substantially different from the Company’s November 2007 Warrants, September 2008 Warrants, April 2009 Warrants, December 2009 License Warrants and June 2010 Warrants, among other reasons, because these warrants have a significantly different exercise price than each of those other warrants.

We consider these warrants to be substantially different from the Company’s March 2009 Warrant and January 2010 Lender Warrant, among other reasons, because those warrants do not contain price-based antidilution protection.  They formerly contained a price reset provision as discussed above, but it was triggered based on certain defaults of the promissory note formerly held by the holder of the March 2009 Warrant and January 2010 Lender Warrant – which is substantially different than the “price protection” afforded by the price-based antidilution protection of these warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

We consider these warrants to be substantially different from our September 2009 Warrants, November 2009 Warrants, December 2009 Ordinary Warrants and December 2009 Additional Warrants, among other reasons, because they each have different expiration dates and different resulting remaining exercise periods.  As noted above, we believe this is a substantial difference.  For example, as a result of these differing remaining exercise periods, the “Black-Scholes’” estimated value of the January 2010 Warrants is different than the “Black-Scholes’” estimated value of the September 2009 Warrants and November 2009 Warrants by approximately 7%.  Additionally, the December 2009 Additional Warrants are subject to a number of restrictions and a variable exercise period discussed below, both of which are substantial differences.

Additionally, the governing law and cashless exercise features of these warrants differ from a number of our other warrants, and these warrants were issued pursuant to a different agreement than most of our other tranches of warrants.  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

Finally, in the event the Staff does not concur with our view that the January 2010 Warrants are substantially different from the December 2009 Ordinary Warrants, we note that holders of both tranches of warrants will receive the same conversion ratio of warrant-shares for shares of our common stock in the Company’s exchange offer.  As a result, we respectfully submit that the treatment of these two classes or tranches of warrants complies with Rule 13e-4(f)(8)(ii).

January 2010 Lender Warrant

The January 2010 Warrant is a single warrant that represents the right to purchase an aggregate of up to 500,000 shares of our common stock.  This warrant was issued as a consent fee to a lender who, at that time, held a one-year promissory note and had the right to consent to financing transactions completed pursuant to the August 2009 Unit Purchase Agreement and December 2009 Unit Purchase Agreement.  The issuance of this warrant was not required by, or pursuant to, our prior written agreement with such lender and instead was negotiated consideration to such lender for its consent to those transactions (and was required pursuant to the terms of a written consent granted by such lender).  None of our other warrants were issued pursuant to the same agreement as this warrant.  This warrant has the following additional principal terms and characteristics:

●	An exercise price of $0.375 per share.
●
Prior to the repayment of the related promissory note, this warrant had a reset provision pursuant to which the exercise price would be reduced to $0.0001 per share upon certain defaults under the promissory note issued to the holder.  That reset provision effectively terminated upon the repayment of such promissory note.

●	A 5 year term and an expiration date in January 2015.
●	This warrant includes a cashless exercise provision.
●	This warrant does not have price-based antidilution protection.
●	This warrant is governed by Delaware law.
●	This warrant may be amended only with the consent of the holder.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

This warrant differs substantially from all of the Company’s other warrants because, among other reasons, it contained the reset provision noted above, and none of our other warrants have any similar provision.  Additionally, this warrant has an expiration date that is substantially different than the expiration date of all of the Company’s other warrants.  As noted above, we believe that different expiration dates and the resulting different remaining exercise periods are substantial differences.  Additionally, the exercise price, cashless exercise feature, lack of price-based antidilution protection and governing law provisions of this warrant are different than those of a number of our other warrants, and this warrant may be amended only with the consent of the holder.  Taken together, we believe these characteristics and the others noted above render them substantially different from all of our other warrants.

May 2010 Warrants

The May 2010 Warrants are warrants that represent the right to purchase an aggregate of up to 1,300,000 shares of our common stock.  These warrants were issued to purchasers of additional one-year senior secured promissory notes in May 2010.  Our June 2010 Warrants were issued pursuant to the same agreement, but as a result of a subsequent event.  Other than the June 2010 Warrants, none of our other warrants were issued pursuant to the same agreement as these warrants.  These warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.375 per share.
●
These warrants contain a provision providing that in the event the Company defaults on its payment obligations at maturity, the number of shares issuable upon exercise of these warrants would be increased to an amount equal to 9.9% of our issued and outstanding shares.

●	A 3 year term and an expiration date in May 2013.
●	These warrants do not include a cashless exercise provision.
●	These warrant do not have price-based antidilution protection.
●	These warrant are governed by New York law.
●	This warrant may be amended only with the consent of the holder.

We consider these warrants to be substantially different than all of the Company’s other warrants because, among other reasons, these warrants contain the adjustment provision related to a payment default and none of our other warrants have such a provision other than our June 2010 Warrants.  Additionally, the principal terms noted above differ from our other classes of warrants (other than our June 2010 Warrants) in various respects.  For example, some of our other warrants include cashless exercise provisions and/or price-based antidilution protection, but these warrants do not.  Additionally, the exercise price of these warrants is different than the exercise prices of our November 2008 Warrants, September 2007 Warrants, April 2009 Warrants, December 2009 License Warrants and June 2010 Warrants.  These warrants differ substantially from the June 2010 Warrants because they have a different exercise price and expiration date.  Taken together, these characteristics render these warrants substantially different than all of our other warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

June 2010 Warrants

The June 2010 Warrants are warrants that represent the right to purchase an aggregate of up to 1,300,000 shares of our common stock.  These warrants were in June 2010 to holders of our one-year senior secured promissory notes (which they purchased in May 2010).  These warrants were issued pursuant to the terms of such one-year senior secured promissory notes when the holders of a majority in principal amount of such notes exercised their right to extend the maturity date of such notes by one year (thus making them two-year notes).  Our June 2010 Warrants were issued pursuant to the same set of agreements, but these warrants were issued as a result of a subsequent event.  Other than the May 2010 Warrants, none of our other warrants were issued pursuant to the same agreement as these warrants.  These warrants have the following additional principal terms and characteristics:

●	An exercise price of $0.50 per share.
●
These warrants contain a provision providing that in the event the Company defaults on its payment obligations at maturity, the number of shares issuable upon exercise of these warrants would be increased to an amount equal to 9.9% of our issued and outstanding shares.

●	A 3 year term and an expiration date in June 2013.
●	These warrants do not include a cashless exercise provision.
●	These warrant do not have price-based antidilution protection.
●	These warrant are governed by New York law.
●	This warrant may be amended only with the consent of the holder.

We consider these warrants to be substantially different than all of the Company’s other warrants because, among other reasons, these warrants contain the adjustment provision related to a payment default and none of our other warrants have such a provision other than our May 2010 Warrants.  Additionally, the principal terms noted above differ from our other classes of warrants (other than our May 2010 Warrants) in various respects.  For example, some of our other warrants include cashless exercise provisions and/or price-based antidilution protection, but these warrants do not.  Additionally, the exercise price of these warrants is different than the exercise prices of all of our other warrants other than the 5,000,000 tranche of our December 2009 License Warrant – however, these warrants are not subject to vesting as is the case with the December 2009 License Warrant.  These warrants differ substantially from the May 2010 Warrants because they have a different exercise price and expiration date.  Taken together, these characteristics render these warrants substantially different than all of our other warrants.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

Response – Revise the Offer to Exchange to Reflect Separate Tender Offers

We appreciate this comment and the Staff’s view that the Offer to Exchange should make clear that each warrant exchange offer constitutes a separate tender offer for each separate class of securities.  We also appreciate the comment that we should state the maximum amount of securities from each class that may be exchanged.  We respectfully submit that we can effectively clarify these matters and alleviate any confusion by revising the Offer to Exchange in the manner proposed below.

First, we propose to revise the cover page to the Offer to Exchange by inserting the following bold paragraph as the third full paragraph of the cover page:

“We consider each of the November 2007 Warrants, September 2008 Warrants, March 2009 Warrant, April 2009 Warrants, September 2009 Warrants, November 2009 Warrants, December 2009 Ordinary Warrants, December 2009 Additional Warrants, December 2009 License Warrants, January 2010 Warrants, January 2010 Lender Warrants, May 2010 Warrants and June 2010 Warrants – each of which is described in more detail in this Exchange Offer Statement, including on pages 11 and 12 – to be separate classes of securities.  Accordingly, and notwithstanding anything herein to the contrary, the “Exchange Offer” described herein constitutes separate exchange offers and tender offers for each separate class of our Warrants.  As used herein, the phrase “Exchange Offer” shall mean each such separate exchange and tender offer described in this Exchange Offer Statement, either individually or collectively as the context may require.  Subject to the conditions of the Exchange Offer we will accept up to all Warrants validly tendered in each class of Warrants.  There is no maximum number of Warrants which will be accepted from any class of Warrants.  Among the conditions to the Exchange Offer is the condition that holders of Warrants representing the right to purchase at least 95% of all of the shares of our Common Stock that may be purchased under all of the Warrants shall have validly tendered and not withdrawn their Warrants prior to the Expiration Date.  This condition (and each of the other conditions discussed herein) applies to each of the separate tender offers described in this Exchange Offer Statement – meaning that it is a condition to each of the separate tender offers that all of the Warrants validly tendered and not withdrawn prior to the Expiration Date pursuant to all of the tender offers have the right to purchase, in the aggregate, at least 95% of all of the shares that may be purchased under all of the Warrants.  For more detail on this and the other conditions, please see “Terms of the Exchange Offer – Conditions to the Exchange Offer.”  The Risk Factors, other discussion and instructions provided herein apply to each of the separate exchange offers.”

Second, we propose to revise the Conditions to the Exchange Offer on page 20 of the Offer to Exchange by replacing clause (a) in its entirety with the following:

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

“(a)           holders of Warrants representing the right to purchase at least 95% of the shares of our Common Stock that may be purchased under all of the Warrants shall have validly tendered and not withdrawn their Warrants prior to the Expiration Date.  This condition will be measured based on the aggregate, combined results of each of the separate exchange and tender offers described in this Exchange Offer Statement.  Accordingly, this condition will be satisfied only if the combined effect of all of such separate exchange and tender offers is that holders of Warrants in any combination of classes of our Warrants have validly tendered and not withdrawn Warrants that represent the right to purchase an aggregate of 95% of the shares of our Common Stock that may be purchased under all of our Warrants in every class taken as a whole.  Accordingly, the Warrants validly tendered and not withdrawn in certain classes of our Warrants could represent the right to purchase less than 95% of the shares of Common Stock that may be purchased by all Warrants in that particular class if such validly tendered Warrants combined with all Warrants tendered in each other class of Warrants represents the right to purchase at least an aggregate of 95% of the shares of Common Stock that may be purchased pursuant to all of our Warrants in every class taken as a whole;”

2.
We note that you are offering to exchange all outstanding warrants and purchase rights for varying amounts of common shares using an exchange ratio equal to the estimated Black-Scholes value of each warrant. Please provide us with an analysis as to how you are complying with Rule 13e4(f)(8)(ii) which requires that the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer.

Based on our analysis provided above in response to the Staff’s first comment, we respectfully believe each of the classes of Warrants is a separate class of securities for purposes of Rule 13e-4 and our exchange offer therefore complies with Rule 13e-4.

Summary of the Exchange Offer, page 3

3.
We note that holders of warrants to purchase at least 95% of all shares of your common stock purchasable under all warrants must have validly tendered and not withdrawn their warrants. Please revise to clarify the amount and class of warrants required to meet the minimum tender condition and whether the 95% is for each separate tender offer.

We will revise page 4 of the Offer to Exchange by adding the following language immediately after the first sentence of the portion of the Summary of the Exchange Offer titled “Minimum Condition; Required Consent”:

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

“This condition will be measured based on the aggregate, combined results of each of the separate exchange and tender offers described in this Exchange Offer Statement.  Accordingly, this condition will be satisfied only if the combined effect of all of such separate exchange and tender offers is that holders of Warrants in any combination of classes of our Warrants have validly tendered and not withdrawn Warrants that represent the right to purchase an aggregate of 95% of the shares of our Common Stock that may be purchased under all of our Warrants in every class taken as a whole.  Accordingly, the Warrants validly tendered and not withdrawn in certain classes of our Warrants could represent the right to purchase less than 95% of the shares of Common Stock that may be purchased by all Warrants in that particular class if such validly tendered Warrants combined with all Warrants tendered in each other class of Warrants represents the right to purchase at least an aggregate of 95% of the shares of Common Stock that may be purchased pursuant to all of our Warrants in every class taken as a whole.”

Additionally, we propose to further address this comment by revising page 20 of the Offer to Exchange in the manner described in our response to comment 1. above.

4.
We note that the consent of holders of your senior secured convertible promissory notes is required. Please revise to include an objective standard for the determination of whether this condition has been satisfied. See Section 14(e) of the Exchange Act. For example, specify whether unanimous approval will be required or merely a majority or two-thirds approval of all noteholders or of the total principal amount of the outstanding notes.

We will revise page 4 of the Offer to Exchange by adding the following language immediately after the second sentence of the portion of the Summary of the Exchange Offer titled “Minimum Condition; Required Consent”:

“This condition will require the consent of holders of a majority in principal amount of our senior secured convertible promissory notes issued in September 2008, holders of a majority in principal amount of our senior secured convertible promissory notes issued in April 2009 and the consent of holders of a majority in principal amount of our senior secured convertible promissory notes issued in May 2009.”

We will also revise the Conditions to the Exchange Offer on page 20 of the Offer to Exchange by adding the same language provided above.

5.
Please confirm your understanding that the waiver of the minimum condition or of the noteholder consent condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

The Company confirms its understanding that the waiver of the minimum condition or of the noteholder consent condition would constitute a material change requiring that at least five business days remain in the offer after such waiver.

Conditions to the Exchange Offer, page 20

6.
As you may know, all conditions to the tender offer, other than those dependent upon the receipt of any governmental approvals necessary to consummate the offer, must be satisfied or waived on or before the expiration of the offer. In this regard, please revise your discussion of the minimum condition and the noteholder consent condition.

We will revise the Conditions to the Exchange Offer on page 22 to add the following language to the end of the second full paragraph:

“All conditions to the Exchange Offer, including the minimum condition and senior secured convertible noteholder consent condition described above,  must be satisfied or waived on or before the Expiration Date, or we must terminate the Exchange Offer for the failure of such condition to be satisfied.  Accordingly, if any condition is not satisfied on or before the Expiration Date, we will either waive such condition, extend the Exchange Offer or terminate the Exchange Offer due to the failure of such condition.  We will publicly announce any such waiver, extension or termination not later than 9:00 A.M Eastern Daylight Time on the first business day following the Expiration Date.”

Available Information/Incorporation by Reference, page 29

7.
We note that you have incorporated the company's financial statements by reference, but have not included the summarized financial information specified in Item 1010(c) of Regulation M-A in the offering document, as required by Instruction 6 to Item 10 of Schedule TO. Refer also to Regulation M-A telephone interpretation LH.7 in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise your offering document to include this information.

We respectfully call the Staff’s attention to the Company’s disclosure under “Capitalization” and “Pro Forma Financial Information (Unaudited),” which includes the pro forma financial information required by Item 1010(b) of Regulation M-A and also includes columns setting forth historical financial information for the Company and its consolidated subsidiaries.  This historical financial information includes, among other things: (a) the Company’s total debt, derivative financial instruments and stockholders’ deficit as of March 31, 2010; (b) the Company’s current assets, noncurrent assets, current liabilities and noncurrent liabilities as of March 31, 2010, (c) the Company’s gross revenues, costs and expenses applicable to gross revenue, loss from continuing operations and net loss for the three months ended March 31, 2010 and the fiscal year ended December 31, 2009, (d) net loss per share (basic and diluted) for the three months ended March 31, 2010 and the fiscal year ended December 31, 2009, and (e) book value per share as of March 31, 2010.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

We respectfully submit that this historical financial data already presented represents a fair and adequate summary of the material financial information required by Item 1010 of Regulation M-A and Item 10 of Schedule TO.  However, we appreciate the Staff’s comment and have no objection to providing Warrant holders with additional summary historical financial information, which would consist of: (a) the Company’s current assets, noncurrent assets, current liabilities and noncurrent liabilities as of December 31, 2009 and 2008; (b) the Company’s gross revenues, costs and expenses applicable to gross revenue, loss from continuing operations and net loss for the fiscal year ended December 31, 2008; (c) the Company’s loss per share from continuing operations for the three months ended March 31, 2010 and the fiscal years ended December 31, 2009 and 2008; (d) net income per share (basic and diluted) for the fiscal year ended December 31, 2008; and (e) our ratio of earnings to fixed charges as of March 31, 2010 and December 31, 2009 and 2008.

Given that we have already included significant summary historical financial information and since the bulk of the historical summary financial information that we intend to add relates to older periods or our ratio of earnings to fixed charges – all of which we respectfully believe to be less valuable to Warrant holders than the information already provided – we believe that the Exchange Offer need only remain open for five business days from the date we revise our filing to include this information.

Letter of Transmittal

8.
We note that in the last sentence of the last paragraph in bold, you require security holders to represent that they have read the terms of the Exchange Offer. Please revise to omit the term ''read'' from this paragraph since it implies that security holders may waive their rights under the federal securities laws.

We will revise our filing to delete the language “HAS READ AND” from the last paragraph in bold and to provide that such language shall be deemed omitted and of no force or effect in any executed Letter of Transmittal we receive and accept.

In connection with our above response, the Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Peggy Kim
U.S. Securities and Exchange Commission
July 30 2010

Please address any questions you may have to me at (212) 946-3998 or via facsimile at (212) 946-3999.

Respectfully,

/s/ Jeffrey M. Chertoff
Chief Financial Officer